September 25, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crown Reserve Acquisition Corp. I Acceleration Request for Registration Statement on Form S-1 File No. 333-287674

Ladies and Gentlemen:

Crown Reserve Acquisition Corp. I (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:30 p.m. ET on September 26, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Lee McIntyre of Norton Rose Fulbright US LLP, at (713) 651-5328 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Very Truly Yours

Crown Reserve Acquisition Corp. I

By:	/s/ Prashant Patel
Name:	Prashant Patel
Title:	Chief Executive Officer

cc:	Lee McIntyre (Norton Rose Fulbright US LLP)